CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

September 12, 2005

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   AGA RESOURCES, INC.
         Form SB-2/A-5
         SEC File No. 333-124181

Dear Ms. Hardy:

In response to the verbal comments of Craig Slivka on September 9, 2005, please be advised as follows:

  Supplementally, there is no relationship between James McLeod and Maysia Resources Corporation other than Mr. McLeod staked Maysia's claims and consulted with Saleem Mohamed, Maysia's president about Maysia's exploration program.

  Disclosure has been provided that Mr. McLeod is engaged in the business of staking claims and performing field work on mining properties.

  Disclosure has been provided that there is no relationship between Mr. McLeod and Maysia Resources Corporation other than staking the claims and consulting with Maysia with respect to its exploration program.

  Disclosure has been provided that Mr. McLeod staked the claim purchased by ECP Ventures Inc., Maysia Resources Corporation, and Goliath Resources Inc. Of the foregoing three companies, Mr. McLeod has only been affiliated with ECP Ventures Inc. which is now known as 2-Track Global, Inc.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb/cc: AGA RESOURCES, INC.